Filed by Cambridge Bancorp

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Wellesley Bancorp, Inc.

Commission File No: 001-35352

On February 27, 2020, the Company mailed the following letter to Cambridge shareholders of record as of the record date for the special meeting of Cambridge shareholders:

February 27, 2020

Dear Cambridge Bancorp Shareholders:

At the Special Meeting for the shareholders of Cambridge Bancorp, (CATC) scheduled for March 16, 2020, you will be asked to approve the Agreement and Plan of Merger of Wellesley Bancorp with and into Cambridge Trust Company. Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity. Shareholders will also be asked to approve one or more adjournments of the Special Meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the Special meeting.

Cambridge shareholders will continue to hold their existing shares. Following the merger, Cambridge common stock will continue to trade on NASDAQ under the symbol “CATC”.

Approval of the merger cannot be completed unless the holders of at least two-thirds of the outstanding shares of Cambridge common stock entitled to vote at the Special Meeting vote to approve the merger agreement, including the issuance of Cambridge common stock in connection with the merger. Your vote is extremely important and is critical to conducting the formal business of the meeting.

Voting your Proxy:

Please take a few moments of your time and vote today. To vote by telephone, please call 1(800) 776-9437. You can also log on to: www.voteproxy.com to vote conveniently and securely online. Please note that to vote by telephone or via the internet, you will need the 11 digit unique control number that appears on the proxy card.

If you have questions concerning the merger or need assistance voting your shares please contact Chief Financial Officer Michael Carotenuto at: (617) 520-5520, Monday thru Friday, 9a.m. to 5p.m. EST.

No matter how many shares you own, it is important that you vote your shares today! The Cambridge board of directors recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Sincerely,

Michael F. Carotenuto

Chief Financial Officer
Cambridge Bancorp

Time and location of meeting:

8:30 a.m. EST., at the Cambridge Trust Wealth Management office,

75 State Street, 18th Floor

Boston, Massachusetts 02109

On March 2, 2020, the Company intends to mail the following letter to Cambridge shareholders who hold shares in “street name” by a broker, bank or other nominee as of the record date for the special meeting of Cambridge shareholders:

February 29, 2020

Dear Cambridge Bancorp Shareholders:

At the Special Meeting for the shareholders of Cambridge Bancorp, (CATC) scheduled for March 16, 2020, you will be asked to approve the Agreement and Plan of Merger of Wellesley Bancorp with and into Cambridge Trust Company. Wellesley Bank will merge with and into Cambridge Trust Company, with Cambridge Trust Company as the surviving entity. Shareholders will also be asked to approve one or more adjournments of the Special Meeting, if necessary, to permit further solicitation of proxies if there are insufficient votes at the time of the Special meeting.

Cambridge shareholders will continue to hold their existing shares. Following the merger, Cambridge common stock will continue to trade on NASDAQ under the symbol “CATC”.

Approval of the merger cannot be completed unless the holders of at least two-thirds of the shares of Cambridge common stock entitled to vote at the Special Meeting vote to approve the merger agreement, including the issuance of Cambridge common stock in connection with the merger. Your vote is extremely important and is critical to conducting the formal business of the meeting.

Voting your Proxy:

Please take a few moments of your time and vote today. To vote by telephone, please call the toll-free number listed on the enclosed proxy card. You can also log on to: www.proxyvote.com to vote conveniently and securely online. Please note that to vote by telephone or via the internet, you will need the unique control number that appears on the proxy card.

If you have questions concerning the merger or need assistance voting your shares please contact Chief Financial Officer Michael Carotenuto at: (617) 520-5520, Monday thru Friday, 9a.m. to 5p.m. EST.

No matter how many shares you own, it is important that you vote your shares today! The Cambridge board of directors recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Sincerely,

Michael F. Carotenuto

Chief Financial Officer
Cambridge Bancorp

Time and location of meeting:

8:30 a.m. EST., at the Cambridge Trust Wealth Management office,

75 State Street, 18th Floor

Boston, Massachusetts 02109

Additional Information and Where to Find it

In connection with the proposed transaction, Cambridge Bancorp (“Cambridge”) has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Cambridge and Wellesley Bancorp, Inc. (“Wellesley”) that also constitutes a prospectus of Cambridge. Cambridge and Wellesley have also filed other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Cambridge and Wellesley with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Cambridge with the SEC are available free of charge on Cambridge’s website at ir.cambridgetrust.com or by directing a request to Cambridge Bancorp, 1336 Massachusetts Avenue, Cambridge, MA 02138, attention: Corporate Secretary (617) 876-5500. Copies of the documents filed by Wellesley with the SEC are available free of charge on Wellesley’s website at www.wellesleybank.com or by directing a request to Wellesley Bancorp, Inc., 100 Worcester Street, Suite 300, Wellesley, MA 02481, attention: Corporate Secretary (781) 235-2550.

Participants in Solicitation

Cambridge and Wellesley and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Cambridge’s executive officers and directors in Cambridge’s definitive proxy statement filed with the SEC on March 19, 2019. You can find information about Wellesley’s executive officers and directors in Wellesley’s definitive proxy statement filed with the SEC on April 10, 2019. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Cambridge or Wellesley using the sources indicated above.